        SOUTHERN OHIO COAL COMPANY
        QUARTERLY REPORT PER REQUIREMENTS
        OF HOLDING COMPANY ACT RELEASE NO. 26573
        FOR THE QUARTER ENDED SEPTEMBER 30, 2000



        CONTENTS

                                                                 Page

Statements of Income and Retained Earnings                     1

Balance Sheets                                                2-3

Information Concerning Mine Operations and
  Capital Improvements                                        4-5

Calculation of Cost of Capital and
  Statement of Cost of Commercial Coal Sold and Shipped        6

Statement of Cost of Operation                                 7

Analysis of Mining Plant in Service                            8

        SOUTHERN OHIO COAL COMPANY
        STATEMENT OF INCOME
        FOR THE QUARTER ENDED SEPTEMBER 30, 2000
        (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $92,344

COST OF OPERATION                                           91,515

OPERATING INCOME                                               829

INTEREST CHARGES                                               572

OPERATING INCOME BEFORE FEDERAL INCOME TAXES                   257

FEDERAL INCOME TAX CREDIT ON OPERATIONS                     (4,100)

NET INCOME FROM OPERATIONS                                   4,357

NONOPERATING LOSS                                           (4,357)

NET INCOME                                                 $  -



        STATEMENT OF RETAINED EARNINGS
        FOR THE QUARTER ENDED SEPTEMBER 30, 2000
        (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                             $26,446

NET INCOME                                                    -

BALANCE AT END OF PERIOD                                   $26,446


The common stock of the Company is wholly owned by Ohio Power Company.

        SOUTHERN OHIO COAL COMPANY
        BALANCE SHEET
        (UNAUDITED)
                                                         September 30,
                                                             2000
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $373,371
  Construction Work in Progress                                  55
         Total Mining Plant                                 373,426
  Accumulated Depreciation and Amortization                 303,756

         NET MINING PLANT                                    69,670

OTHER PROPERTY AND INVESTMENTS                               84,212

CURRENT ASSETS:
  Cash and Cash Equivalents                                     115
  Accounts Receivable:
    General                                                   6,007
    Affiliated Companies                                     18,223
  Advances to Affiliates                                    126,739
  Coal                                                          506
  Materials and Supplies                                     10,486
  Other                                                         866

         TOTAL CURRENT ASSETS                               162,942

DEFERRED INCOME TAXES                                        65,447

REGULATORY ASSETS                                             7,213

DEFERRED CHARGES                                              1,496

           TOTAL                                           $390,980

        SOUTHERN OHIO COAL COMPANY
        BALANCE SHEET
        (UNAUDITED)


                                                        September 30,
                                                            2000
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares             $      5
  Premium on Common Stock                                    2,562
  Other Paid-in Capital                                     26,320
  Retained Earnings                                         26,446

         TOTAL SHAREHOLDER'S EQUITY                         55,333

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                           6,749
  Accrued Postretirement Benefits Other Than Pensions       50,046
  Accrued Reclamation Costs                                 34,449
  Operating Reserves                                        12,188

         TOTAL OTHER NONCURRENT LIABILITIES                103,432

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                        45,476
  Accounts Payable:
    General                                                  3,744
    Affiliated Companies                                     4,387
  Taxes Accrued                                             35,944
  Interest Accrued                                             310
  Accrued Vacation Pay                                       4,502
  Workers' Compensation Claims                               4,958
  Accrued Rent                                               3,341
  Obligations Under Capital Leases                          20,672
  Other                                                      8,199

         TOTAL CURRENT LIABILITIES                         131,533

REGULATORY LIABILITIES AND DEFERRED CREDITS                100,682

           TOTAL                                          $390,980

        SOUTHERN OHIO COAL COMPANY
        INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2000


As discussed in Note 3 of the Notes to Financial Statements in the 1999 Annual Report, the deductibility of certain interest deductions related to AEP's corporate owned life insurance (COLI) program for taxable years 1991 through 1996 is under review by the Internal Revenue Service (IRS). Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions.
A disallowance of COLI interest deductions through September 30, 2000 would increase expenses by approximately $30.8 million including interest). The Company has made no provision for any possible impact from this matter.

The Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991 through 1998 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. The payments to the IRS are included on the Balance Sheet in other property and investments pending the resolution of this matter.
The Company is seeking refunds of all amounts paid plus interest through litigation.

In order to resolve this issue, the Company filed suit in 1998 against the United States in the U.S. District Court for the Southern District of Ohio. The trial began on October 30, 2000. In 1999 a U.S. Tax Court judge decided in the Winn-Dixie Stores v. Commissioner case that a corporate taxpayer's
COLI interest deduction should be disallowed. In October 2000, a judge for the U.S. District Court for Delaware reached a similar decision in Internal Revenue Service vs. C.M. Holdings, Inc. Notwithstanding the Tax Court's and U.S. District Court's decisions, management has made no provision for any possible adverse earnings impact from this matter because it believes, and has been advised by outside counsel, that it has a meritorious position and will vigorously pursue its lawsuit. In the event the resolution of this matter is unfavorable, the Company expects to recover from Ohio Power Company
(OPCo) all of its costs under terms of the coal supply agreement.

MINE CLOSURE

The Meigs mine is scheduled to close on February 28, 2001 and the Company is accruing mine shutdown costs at a current monthly rate of $8.2 million. Through September 30, 2000, the Company has accrued $113.3 million of shutdown costs estimated to total $145.8 million. The Company expects to recover from OPCo all of its shutdown costs under the terms of the coal supply agreement.

MONEY POOL

On June 15, 2000, the Company became a participant in the American Electric Power (AEP) System Money Pool (Money Pool). The Money Pool is a mechanism structured to meet the short-term cash requirements of the participants with AEP Company, Inc. acting as the primary borrower on behalf of the Money Pool. The Company's affiliates that are U.S. domestic electric utility operating companies and coal-mining companies are the primary participants in the Money Pool.

The operation of the Money Pool is designed to match on a daily basis the available cash and borrowing requirements of the participants. Participants with excess cash loan funds to the Money Pool reducing the amount of external funds AEP Company, Inc. needs to borrow to meet the short-term cash requirements of other participants with advances from the Money Pool.
AEP Company, Inc. borrows the funds needed on a daily basis to meet the net cash requirements of the Money Pool participants. A weighted average daily interest rate which is calculated based on the outstanding short-term debt borrowings made by AEP Company, Inc. is applied to each Money Pool participant's daily outstanding investment or debt position to determine interest income or interest expense. Interest income is included in nonoperating income, and interest expense is included in interest charges.
As a result of becoming a Money Pool participant, the Company retired its short-term debt. At September 30, 2000 the Company was a net investor in the Money Pool and reports its investment in the Money Pool as Advances to Affiliates on the Balance Sheet.

        SOUTHERN OHIO COAL COMPANY
        CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
        FOR THE QUARTER ENDED SEPTEMBER 30, 2000
        (in thousands, except as noted)
                                                                                               July through
                                                                                                 September
                                                                                                   2000
I. Calculation of Cost-of-Capital Compensation:
     A. Equity Investment at Beginning of Period:
          Common Stock                                                                           $       5
          Premium on Common Stock                                                                    2,562
          Other Paid-in Capital                                                                     26,320
                                                                                                    28,887
     B. Rate of Return Allowable per HCAR No. 26573, 10.27% per annum, 2.5675% per quarter         .025675

     C. Earnings Allowable on Equity Investment
          1. Current Quarter                                                                     $     742

          2. Year-to-Date                                                                        $   2,237

     D. Net Income per Statement of Income (a)                                                   $    -
         Add: Interest Charges                                                                         572
         Less: Nonoperating Loss                                                                    (4,357)

     E. Applied Cost-of-Capital Billing Adder:
         1. Current Quarter                                                                      $   4,929

         2. Year-to-Date                                                                         $  11,197

II.  Coal Billing Calculation - Meigs Division:
     A. Total Operating Expenses (b)                                                             $  87,415

     B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                         4,929

     C. Cost Applicable to Current Quarter Coal Billings to Ohio Power                           $  92,344

     D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                         1,150,166

     E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                   $   80.29

(a) The Company sold its Martinka mining division  and most of  the Martinka  related  coal reserves  to an unaffiliated company.  No return on equity investment associated with these operations  has been billed since the division ceased mining coal effective July 1, 1992.  All results associated with the Martinka division since  then are  billed to  the Parent  Company, Ohio  Power Company, eliminating any earnings effect to the Company.
(b) As represented by "Cost of Operation" plus "Federal  Income Taxes  On Operations" reported in Statement of Income.

        SOUTHERN OHIO COAL COMPANY
        STATEMENT OF COST OF OPERATION
        FOR THE QUARTER ENDED SEPTEMBER 30, 2000


                                                       (in thousands)

Direct Labor-UMW*                                          $ 1,651
Indirect Labor-UMW*                                          5,434
Benefits-UMW*                                                7,099
Salaries and Benefits-Nonunion                               4,167
Operating Supplies                                           3,147
Repair Parts and Materials                                   5,201
Electricity and Other Utilities                              1,608
Outside Services-Maintenance, Haulage and Reclamation        5,046
Taxes Other Than Federal Income Taxes**                      4,176
Rental of Equipment                                          8,363
Depreciation, Depletion and Amortization                     4,287
Mining Cost Normalization***                                34,982
Other Production Costs                                       5,969

Subtotal                                                    91,130

Transfers of Production Costs (to)/from Coal Inventory         385

          Total                                            $91,515

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the remainder of the year. The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

        SOUTHERN OHIO COAL COMPANY
        ANALYSIS OF MINING PLANT IN SERVICE
        AND RELATED ACCUMULATED PROVISIONS FOR
        DEPRECIATION AND AMORTIZATION

                                           September 30, 2000
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                       $  7,578   $   -      $ 7,578

Mining Structures and Equipment      230,641    188,937    41,704

Coal Interests (net of depletion)      1,003       -        1,003

Mine Development Costs               134,149    114,819    19,330

    Total Mining Plant
      in Service                    $373,371   $303,756   $69,615


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